UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Provides Update on Progress of Polysilicon Plant Construction and
Secures Additional Polysilicon for 2008
Xinyu City and Jiangxi, China, November 30, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today provided an update on the progress of its polysilicon plant construction and announced that it has secured an additional 312 metric tons in polysilicon supplies for 2008.
On November 26, 2007, LDK Solar held the first milestone ceremony to commemorate the completion of site preparations and the beginning of the construction phase of its polysilicon plant. Attendees at the ceremony included local government dignitaries, members of the construction teams and Fluor representatives. The 700x700 meter section of hilly terrain was leveled and prepared in just two months. With the completion of this first milestone, the LDK polysilicon plant construction is currently on schedule to reach LDK’s capacity goal of up to 6,000 metric tons in the fourth quarter of 2008.
“Construction of our polysilicon plant remains on schedule and we believe that execution of our business plans is a key strength of LDK Solar,” commented Mr. Nick Sarno, Senior Vice President of Manufacturing at LDK Solar.
LDK also secured a commitment for an additional 312 metric tons of polysilicon to be delivered in 2008. “We believe that this supply contract will help LDK achieve our wafer production and growth targets for 2008,” added Mr. Sarno.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement for LDK
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. In particular, this press release contains forward-looking statements about the expected future benefits from a contract for additional polysilicon. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties, including, but not limited to, the failure by either party to fulfill its obligations under such contract. The press release also contains forward looking statements about the progress of LDK’s construction of its polysilicon plant. These statements are based on information available to LDK’s management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including the risk of labor difficulties, construction difficulties or financing difficulties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 30, 2007

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